Total Return Securities Fund SC TO-I

Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables
SC TO-I
(Form Type)
TOTAL RETURN SECURITIES FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid		$27,322,400 (a)	0.00013810	$3,773.22 (b)
Fees Previously Paid	$	N/A		$—
Total Transaction Valuation		$27,322,400		$—
Total Fees Due for Filing				$3,773.22
Total Fees Previously Paid				$—
Total Fee Offsets				—
Net Fee Due				$3,773.22
(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The amount is based upon the offer to purchase up to 4,000,000 shares of common stock of Total Return Securities Fund (approximately 24% of the total number of shares outstanding as of December 15, 2025) based upon a price of $6.83 (98% the net asset value per share on December 15, 2025).
(b)	Calculated as 100% of the Transaction Valuation.

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